SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Part 4 of 5

Capital & liquidity

Capital & liquidity

C1 - Capital performance
(a) Capital required to write new business, internal rate of return and payback period
The Group generates a significant amount of capital each year, which supports both shareholder distribution and reinvestment in new business. The new business written requires up-front capital investment, due to set-up costs and capital requirements.
The internal rate of return (IRR) is a measure of the shareholder return expected on this capital investment. It is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the life time of the business written, including allowance for the time value of options and guarantees, is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is the initial capital required to pay acquisition costs and set up statutory reserves in excess of premiums received ('initial capital'), plus required capital at the same level as for the calculation of the value of new business.
The payback period shows how quickly shareholders can expect the total capital to be repaid. The payback period has been calculated based on undiscounted cash flows and allows for the initial and required capital.
The projected investment returns in both the IRR and payback period calculations assume that equities, properties and bonds earn a return in excess of risk-free consistent with the long-term rate of return assumed in operating earnings.
The internal rates of return on new business written during the period are set out below.

	6 months 2015			6 months 2014			Full Year 2014
	Internal rate of return1%	New business impact on free surplus2 £m	Payback period years1	Internal rate of return1%	New business impact on free surplus2 £m	Payback period years1	Internal rate of return1%	New business impact on free surplus2 £m	Payback period years1
United Kingdom3	27%	40	7	13%	35	7	44%	(20)	3
Ireland	5%	12	12	5%	17	11	5%	35	13
United Kingdom & Ireland	24%	52	7	12%	52	8	33%	15	6
France	10%	75	9	12%	77	8	12%	144	8
Poland	20%	16	4	23%	15	4	23%	30	4
Italy	13%	35	6	13%	34	6	13%	52	6
Spain	12%	11	5	13%	17	5	16%	30	4
Other Europe	33%	9	3	45%	10	2	44%	16	2
Europe	14%	146	7	15%	153	6	16%	272	6
Asia4	17%	42	15	20%	32	8	17%	58	10
Other5	56%	3	2	-	-	-	56%	5	2
Total	17.5%	243	8	14.6%	237	7	19.9%	350	6

1 Gross of non-controlling interests.
2 Net of non-controlling interests.
3 United Kingdom includes Friends UK from 10 April 2015. Excluding Friends UK HY15 IRR% is 43% which increased from HY14 due to the strong performance of the equity release product.
4 Asia includes FPI from 10 April 2015.
5 Other includes Aviva Investors. The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

C1 - Capital performance continued
(b) Analysis of return on equity - IFRS basis
	Operating return1
6 months 2015	Before tax £m	After tax £m	Weighted average shareholders' funds including non-controlling interests1 £m	Return on equity %1
United Kingdom & Ireland Life	569	421	6,968	14.6%
United Kingdom & Ireland General Insurance and Health2	228	183	4,192	8.7%
Europe	431	291	4,791	12.1%
Canada	131	96	977	19.7%
Asia	75	67	992	21.2%
Fund management	33	24	299	17.4%
Corporate and Other Business3	(134)	(86)	1,390	n/a
Return on total capital employed	1,333	996	19,609	11.6%
Subordinated debt	(153)	(122)	(5,128)	5.0%
Senior debt	(10)	(8)	(699)	2.3%
Return on total equity	1,170	866	13,782	14.6%
Less: Non-controlling interests		(82)	(1,196)	12.4%
Direct capital instruments and fixed rate tier 1 notes		(14)	(892)	7.8%
Preference capital		(9)	(200)	8.5%
Return on equity shareholders' funds		761	11,494	15.5%

1    Return on equity is based on an annualised net operating return. The operating return is based upon Group adjusted operating profit, which is stated before integration and restructuring costs, impairment of goodwill, amortisation of intangibles and AVIF, exceptional items and investment variances. Following the acquisition of Friends Life, management has changed the calculation of return on equity which is now calculated as net operating return on an IFRS basis expressed as a percentage of weighted average ordinary shareholders' equity (rather than opening ordinary shareholders' equity).

2    The operating return for United Kingdom & Ireland general insurance and health is presented net of £11 million of investment return, which is allocated to Corporate and Other Business. The £11 million represents the return on capital supporting Pillar II ICA risks deemed not to be supporting the ongoing general insurance operation.

3    The 'Corporate' and 'Other Business' loss before tax of £134 million comprises corporate costs of £79 million, interest on internal lending arrangements of £53 million, other business operating loss (net of investment return) of £48 million, partly offset by finance income on the main UK pension scheme of £46 million.

	Operating return1
Full Year 2014	Restated2 Before tax £m	Restated2 After tax £m	Weighted average shareholders' funds including non-controlling interests1 £m	Restated1,2 Return on equity %
United Kingdom & Ireland Life	1,049	925	5,763	16.1%
United Kingdom & Ireland General Insurance and Health3	468	371	4,124	9.0%
Europe	995	682	5,263	13.0%
Canada	189	139	976	14.2%
Asia	85	71	752	9.4%
Fund management	86	58	250	23.2%
Corporate and Other Business4	(349)	(353)	(503)	n/a
Return on total capital employed	2,523	1,893	16,625	11.4%
Subordinated debt	(289)	(227)	(4,277)	5.3%
Senior debt	(21)	(16)	(748)	2.1%
Return on total equity	2,213	1,650	11,600	14.2%
Less: Non-controlling interests		(143)	(1,366)	10.5%
Direct capital instruments and fixed rate tier 1 notes		(69)	(1,260)	5.5%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		1,421	8,774	16.2%

1    The operating return is based upon Group adjusted operating profit, which is stated before integration and restructuring costs, impairment of goodwill, amortisation of intangibles, exceptional items and investment variances. Following the acquisition of Friends Life, management has changed the calculation of return on equity which is now calculated as net operating return on an IFRS basis expressed as a percentage of weighted average ordinary shareholders' equity (rather than opening ordinary shareholders' equity).
      Comparatives have been restated accordingly.

2    Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on total equity for any period presented as a result of this restatement. The combined impact of the operating profit restatement and the change to the calculation of return on equity has decreased the FY14 return on equity shareholders funds from 17.4% to 16.2%.

3    The operating return for United Kingdom & Ireland general insurance and health is presented net of £31 million of investment return, which is allocated to Corporate and Other Business. The £31 million represents the return on capital supporting Pillar II ICA risks deemed not to be supporting the ongoing general insurance operation.

4    The 'Corporate' and 'Other Business' loss before tax of £349 million comprises corporate costs of £132 million, interest on internal lending arrangements of £186 million, other business operating loss (net of investment return) of £64 million, partly offset by finance income on the main UK pension scheme of £33 million.

C1 - Capital performance continued
(c) Group capital structure
The table below shows how our capital, on both an IFRS and MCEV basis, is deployed by products and services segments and how that capital is funded.

			30 June 2015		31 December 2014
			Capital employed			Capital employed
	IFRS basis £m	Internally generated AVIF £m	MCEV2 basis £m	IFRS basis £m	Internally generated AVIF £m	MCEV2 basis £m
Life business
United Kingdom & Ireland	10,722	2,190	12,912	5,668	2,681	8,349
France	1,943	1,609	3,552	2,234	1,393	3,627
Poland	276	960	1,236	318	1,059	1,377
Italy	828	288	1,116	929	351	1,280
Spain	531	199	730	557	210	767
Other Europe	72	72	144	82	77	159
Europe	3,650	3,128	6,778	4,120	3,090	7,210
Asia	1,371	394	1,765	791	358	1,149
	15,743	5,712	21,455	10,579	6,129	16,708
General insurance & health
United Kingdom & Ireland	4,214	(111)	4,103	4,145	(115)	4,030
France	505	-	505	556	-	556
Italy	224	-	224	276	-	276
Other Europe	56	-	56	32	-	32
Europe	785	-	785	864	-	864
Canada	978	-	978	969	-	969
Asia	25	-	25	29	-	29
	6,002	(111)	5,891	6,007	(115)	5,892
Fund Management	299	(41)	258	298	(31)	267
Corporate & Other Business1	3,367	156	3,523	702	137	839
Total capital employed	25,411	5,716	31,127	17,586	6,120	23,706
Financed by
Equity shareholders' funds	15,390	5,165	20,555	10,018	5,529	15,547
Non-controlling interests3	1,336	551	1,887	1,166	591	1,757
Direct capital instruments & fixed rate tier 1 notes	892	-	892	892	-	892
Preference shares	200	-	200	200	-	200
Subordinated debt4	6,950	-	6,950	4,594	-	4,594
Senior debt4	643	-	643	716	-	716
Total capital employed	25,411	5,716	31,127	17,586	6,120	23,706

1    'Corporate' and 'other Business' includes centrally held tangible net assets, the main UK staff pension scheme surplus and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation, include the formal loan arrangement between Aviva Group Holdings Limited and Aviva Insurance Limited (AIL). Internal capital management in place allocated a majority of the total capital of AIL to the UK general insurance operations with the remaining capital deemed to be supporting residual (non-operational) Pillar II ICA risks.

2 In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles.
3 Step Up Tier 1 Insurance Capital Securities of £231million is included within non controlling interest as they are held by a Group subsidiary.
4 Subordinated debt and Senior debt exclude amounts held by Group companies of £49 million and £7 million respectively.

Total capital employed is financed by a combination of equity shareholders' funds, preference capital, subordinated debt and borrowings. At HY15 we had £25.4 billion (FY14: £17.6 billion) of total capital employed in our businesses measured on an IFRS basis and £31.1 billion (FY14: £23.7 billion) of total capital employed on an MCEV basis. The increase in capital employed is driven mainly by the acquisition of Friends Life (see Note B4) which was funded by a share issue with a value of £6.0 billion and has added £1.8 billion to non-controlling interests and subordinated debt.
At HY15 the market value of our external debt, subordinated debt, preference shares (including both Aviva plc preference shares of £200 million and General Accident plc preference shares, within non-controlling interests, of £250 million), and direct capital instruments and fixed rate tier 1 notes was £9,758 million (FY14: £7,511 million).

C1 - Capital performance continued
(d) Equity sensitivity analysis
The sensitivity of the group's total equity on an IFRS basis and MCEV basis at 30 June 2015 to a 10% fall in global equity markets, a rise of 1% in global interest rates or a 0.5% increase in credit spreads is as follows:

31 December 2014 £bn	IFRS basis	30 June 2015 £bn	Equities down 10% £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
10.6	Long-term savings	15.7	-	(0.3)	(0.3)
7.0	General insurance and other	9.7	-	(0.5)	0.5
(5.3)	Borrowings	(7.6)	-	-	-
12.3	Total equity	17.8	-	(0.8)	0.2

31 December 2014 £bn	MCEV basis	30 June 2015 £bn	Equities down 10% £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
16.7	Long-term savings	21.4	(0.6)	(0.5)	(1.5)
7.0	General insurance and other	9.7	-	(0.5)	0.5
(5.3)	Borrowings	(7.6)	-	-	-
18.4	Total equity	23.5	(0.6)	(1.0)	(1.0)

These sensitivities assume a full tax charge/credit on market value assumptions. The interest rate sensitivity also assumes an equivalent movement in both inflation and discount rate (i.e. no change to real interest rates) and therefore incorporates the offsetting effects of these items on the pension scheme liabilities. A 1% increase in the real interest rate has the effect of reducing the pension scheme liability in the main UK pension scheme by £1.8 billion (before any associated tax impact).
The 0.5% increased credit spread sensitivities for IFRS and MCEV do not make an allowance for any adjustment to risk-free interest rates. MCEV sensitivities assume that the credit spread movement relates to credit risk and not liquidity risk; in practice, credit spread movements may be partially offset due to changes in liquidity risk. Life IFRS sensitivities provide for any impact of credit spread movements on liability valuations. The IFRS and MCEV sensitivities also include the allocation of staff pension scheme sensitivities, which assume inflation rates and government bond yields remain constant. In practice, the sensitivity of the business to changes in credit spreads is subject to a number of complex interactions. The impact of the credit spread movements will be related to individual portfolio composition and may be driven by changes in credit or liquidity risk; hence, the actual impact may differ substantially from applying spread movements implied by various published credit spread indices to these sensitivities.

C2 - Regulatory capital
Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Prudential Regulatory Authority (PRA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate Group level, where Aviva has a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our businesses in Canada a risk charge on assets and liabilities approach is used.

(a) Regulatory capital - Group: European Insurance Groups Directive (IGD)
	UK life funds £bn	Other business £bn	30 June 2015 £bn	31 December 2014 £bn
Insurance Groups Directive (IGD) capital resources	12.5	9.9	22.4	14.4
Less: capital resources requirement	(12.5)	(4.7)	(17.2)	(11.2)
Insurance Group Directive (IGD) excess solvency	-	5.2	5.2	3.2
Cover over EU minimum (calculated excluding UK life funds)			2.1 times	1.6 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has increased by £2.0 billion since 31 December 2014 to £5.2 billion. The key drivers of the increase are the acquisition of Friends Life which has increased IGD capital by £1.6 billion and the net issue of hybrid debt which has increased IGD capital by £0.4 billion.
The key movements over the period are set out in the following table:
£bn
IGD solvency surplus at 31 December 2014	3.2
Operating profits net of other income and expenses	0.6
Net hybrid debt issue1	0.4
Pension scheme funding	(0.2)
Acquisition of Friends Life	1.6
CRR increase	(0.1)
Other regulatory adjustments	(0.3)
Estimated IGD solvency surplus at 30 June 2015	5.2

1    Net hybrid debt issue includes £1 billion benefit of two new Tier 2 subordinated debt instruments issued on 4 June 2015; offset by £(0.6) billion derecognition of two instruments with first call dates in the second half of 2015.

C2 - Regulatory capital continued
(b) Regulatory capital - UK Life with-profits funds
The available capital of the with-profit funds is represented by the realistic inherited estate. The estate represents the assets of the long-term with-profit funds less the realistic liabilities for non-profit policies within the funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs, guarantees and promises. Realistic balance sheet information is shown below for the four main UK with-profit funds: New With-Profit Sub-Fund (NWPSF), Old With-Profit Sub-Fund (OWPSF), With-Profit Sub-Fund (WPSF) and Friends UK FP With-Profit Fund (FP WPF). Realistic balance sheet information for the five Friends UK with-profit funds that are closed to new business have been disclosed as 'Other Friends UK WPF' including: FPLAL With-Profit Fund (FPLAL WPF), FLC New With-Profits Fund (FLC New WPF), FLC Old With-Profit Fund (FLC Old WPF), FLAS With-Profit Fund (FLAS WPF) and WL With-Profit Fund (WL WPF). These realistic liabilities have been included within the long-term business provision and the liability for insurance and investment contracts on the Group's IFRS balance sheet at 30 June 2015, with comparatives at 31 December 2014 including NWPSF, OWPSF and WPSF only.
						30 June 2015	31 December 2014
	Estimated realistic assets £bn	Estimated realistic liabilities1 £bn	Estimated realistic inherited estate2 £bn	Capital support arrangement3 £bn	Estimated risk capital margin £bn	Estimated excess available capital £bn	Estimated excess available capital £bn
NWPSF	14.4	(14.4)	-	2.0	(0.2)	1.8	1.9
OWPSF	2.7	(2.5)	0.2	-	-	0.2	0.2
WPSF4	16.5	(15.0)	1.5	-	(0.2)	1.3	1.3
FP WPF	8.0	(7.9)	0.1	-	(0.1)	-	-
Other Friends UK WPF5	11.5	(11.3)	0.2	-	-	0.2	-
Aggregate	53.1	(51.1)	2.0	2.0	(0.5)	3.5	3.4

1    These realistic liabilities include the shareholders' share of accrued bonuses of £0.4 billion (31 December 2014: £(0.2) billion). Realistic liabilities adjusted to eliminate the shareholders' share of accrued bonuses are £50.7 billion (31 December 2014: £33.0 billion).
      These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.3 billion, £0.3 billion, £2.9 billion, and £0.8 billion for NWPSF, OWPSF,
      WPSF and FP WPF respectively (31 December 2014: £1.4 billion, £0.3 billion and £3.0 billion for NWPSF, OWPSF and WPSF respectively).

2 Estimated realistic inherited estate at 31 December 2014 was £nil, £0.3 billion and £1.6 billion for NWPSF, OWPSF and WPSF respectively.
3 The support arrangement represents the reattributed estate (RIEESA) of £2.0 billion at 30 June 2015 (31 December 2014: £2.1 billion).
4 The WPSF fund includes the Provident Mutual (PM) fund which has realistic assets and liabilities of £1.5 billion and therefore does not contribute to the realistic inherited estate.
5 Includes FPLAL WPF, FLC New WPF, FLC Old WPF, FLAS WPF and WL WPF.

(c) Investment mix
The aggregate investment mix of the assets in the four main with-profit funds at 30 June 2015 and three main with-profit funds at 31 December 2014 was:
	30 June 2015%	31 December 2014%
Equity	28%	24%
Property	9%	10%
Fixed interest	58%	59%
Other	5%	7%

The equity backing ratios, including property, supporting with-profit asset shares are 66% in NWPSF, OWPSF, and WPSF and 44% in FP WPF.

C3 - IFRS Sensitivity analysis
The Group uses a number of sensitivity test-based risk management tools to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Primarily, MCEV, ICA, and scenario analysis are used. Sensitivities to economic and operating experience are regularly produced on all of the Group's financial performance measurements to inform the Group's decision making and planning processes, and as part of the framework for identifying and quantifying the risks that each of its business units, and the Group as a whole are exposed to.
For long-term business in particular, sensitivities of MCEV performance indicators to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision making process. More information on MCEV sensitivities can be found in the presentation of results on an MCEV basis in section F of this report.

(a) Life insurance and investment contracts
The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates, and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group's central scenario are disclosed elsewhere in these statements for both IFRS reporting and reporting under the MCEV methodology.

(b) General insurance and health business
General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques.
These methods extrapolate the claims development for each accident year based on the observed development of earlier years. In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

(c) Sensitivity test results
Illustrative results of sensitivity testing for long-term business, general insurance and health and fund management business and other operations are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Credit Spreads
The impact of a 0.5% increase in credit spreads over risk-free interest rates on corporate bonds and other non-sovereign credit assets. The test allows for any consequential impact on liability valuations.

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

(d) Long-term businesses

30 June 2015 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	15	(95)	(30)	(120)	100	(25)	(5)	(60)
Insurance non-participating	(65)	50	(580)	45	(45)	(185)	(95)	(675)
Investment participating	-	(20)	-	-	-	(5)	-	-
Investment non-participating	(30)	30	(5)	55	(55)	(35)	-	-
Assets backing life shareholders' funds	(110)	80	(100)	25	(25)	-	-	-
Total	(190)	45	(715)	5	(25)	(250)	(100)	(735)

30 June 2015 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	15	(95)	(30)	(120)	100	(25)	(5)	(60)
Insurance non-participating	(65)	50	(580)	45	(45)	(185)	(95)	(675)
Investment participating	-	(20)	-	-	-	(5)	-	-
Investment non-participating	(30)	30	(5)	55	(55)	(35)	-	-
Assets backing life shareholders' funds	(145)	115	(105)	25	(25)	-	-	-
Total	(225)	80	(720)	5	(25)	(250)	(100)	(735)

C3 - IFRS Sensitivity analysis continued
(d) Long-term businesses continued

31 December 2014 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(10)	(60)	(20)	(175)	70	(25)	(5)	(45)
Insurance non-participating	(155)	130	(425)	40	(40)	(80)	(50)	(590)
Investment participating	(15)	-	(10)	-	-	(5)	-	-
Investment non-participating	(40)	30	(10)	55	(60)	(35)	-	-
Assets backing life shareholders' funds	(75)	45	(60)	20	(20)	-	-	-
Total	(295)	145	(525)	(60)	(50)	(145)	(55)	(635)

31 December 2014 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(10)	(60)	(20)	(175)	70	(25)	(5)	(45)
Insurance non-participating	(155)	130	(425)	40	(40)	(80)	(50)	(590)
Investment participating	(15)	-	(10)	-	-	(5)	-	-
Investment non-participating	(40)	30	(10)	55	(60)	(35)	-	-
Assets backing life shareholders' funds	(115)	80	(65)	20	(20)	-	-	-
Total	(335)	180	(530)	(60)	(50)	(145)	(55)	(635)

Changes in sensitivities between HY15 and FY14 reflect the acquisition of Friends Life, in addition to underlying movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions. The sensitivities to economic movements relate mainly to business in the UK. In general, a fall in market interest rates has a beneficial impact on non-participating business, due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. Mortality and expense sensitivities also relate primarily to the UK.

(e) General insurance and health businesses

30 June 2015 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(270)	270	(145)	65	(65)	(60)	(130)

Net of reinsurance	(310)	315	(145)	65	(65)	(60)	(130)

30 June 2015 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(270)	270	(145)	70	(70)	(20)	(130)

Net of reinsurance	(310)	315	(145)	70	(70)	(20)	(130)

31 December 2014 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(260)	250	(130)	55	(55)	(105)	(280)

Net of reinsurance	(305)	295	(130)	55	(55)	(105)	(270)

31 December 2014 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(260)	250	(130)	60	(60)	(20)	(280)

Net of reinsurance	(305)	295	(130)	60	(60)	(20)	(270)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

C3 - IFRS Sensitivity analysis continued
(f) Fund management and other operations businesses

30 June 2015 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	5	(20)	35

30 June 2015 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	5	(20)	35

31 December 2014 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	5	(15)	25

31 December 2014 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	5	(15)	25

(g) Limitations of sensitivity analysis
The previous tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
The sensitivity analyses do not take into consideration that the Group's assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group's financial risk management strategy aims to manage the exposure to market fluctuations.
As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholders' equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.
Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group's view of possible near-term market changes that cannot be predicted with any certainty, and the assumption that all interest rates move in an identical fashion.

Analysis of assets

Analysis of Assets

D1 - Total assets
As an insurance business, Aviva Group holds a variety of assets to match the characteristics and duration of its insurance liabilities. Appropriate and effective asset liability matching (on an economic basis) is the principal way in which Aviva manages its investments. In addition, to support this, Aviva also uses a variety of hedging and other risk management strategies to diversify away any residual mis-match risk that is outside of Group's risk appetite.

30 June 2015	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Balance sheet total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	8,002	8,002	-	8,002
Interests in joint ventures and associates	105	989	511	1,605	-	1,605
Property and equipment	-	144	246	390	-	390
Investment property	6,325	4,810	432	11,567	-	11,567
Loans	318	3,388	20,415	24,121	-	24,121
Financial investments
Debt securities	26,137	88,648	47,361	162,146	-	162,146
Equity securities	48,385	16,115	557	65,057	-	65,057
Other investments	39,638	5,883	2,087	47,608	-	47,608
Reinsurance assets	13,821	1,757	4,854	20,432	-	20,432
Deferred tax assets	-	-	74	74	-	74
Current tax assets	-	-	18	18	-	18
Receivables and other financial assets	1,025	2,042	5,507	8,574	-	8,574
Deferred acquisition costs and other assets	59	774	4,050	4,883	-	4,883
Prepayments and accrued income	228	1,380	1,380	2,988	-	2,988
Cash and cash equivalents	6,345	17,714	9,136	33,195	(9)	33,186
Assets of operations classified as held for sale	-	-	-	-	9	9
Total	142,386	143,644	104,630	390,660	-	390,660
Total %	36.4%	36.8%	26.8%	100.0%	-	100.0%
FY14	78,081	124,574	83,064	285,719	-	285,719
FY14 Total %	27.3%	43.6%	29.1%	100.0%	-	100.0%

As at 30 June 2015, 26.8% of Aviva's total asset base was shareholder assets, 36.8% participating assets where Aviva shareholders have partial exposure, and 36.4% policyholder assets where Aviva shareholders have no exposure. Of the total assets (excluding assets held for sale), investment property, loans and financial investments comprise £310.5 billion (FY14: £236.8 billion). The increase in total assets by £105.0 billion to £390.7 billion (FY14: £285.7 billion) is primarily driven by the acquisition of Friends Life and this is also the main driver of the increased proportion of policyholder assets, compared with FY14.

D2 - Total assets - Valuation bases/fair value hierarchy
Total assets - 30 June 2015	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	8,002	-	8,002
Interests in joint ventures and associates	-	-	1,605	1,605
Property and equipment	333	57	-	390
Investment property	11,567	-	-	11,567
Loans	20,763	3,358	-	24,121
Financial investments
Debt securities	162,146	-	-	162,146
Equity securities	65,057	-	-	65,057
Other investments	47,608	-	-	47,608
Reinsurance assets	13,773	6,659	-	20,432
Deferred tax assets	-	-	74	74
Current tax assets	-	-	18	18
Receivables and other financial assets	-	8,574	-	8,574
Deferred acquisition costs and other assets	-	4,883	-	4,883
Prepayments and accrued income	-	2,988	-	2,988
Cash and cash equivalents	33,195	-	-	33,195
Total	354,442	34,521	1,697	390,660
Total %	90.8%	8.8%	0.4%	100.0%
Assets of operations classified as held for sale	9	-	-	9
Total (excluding assets held for sale)	354,433	34,521	1,697	390,651
Total % (excluding assets held for sale)	90.8%	8.8%	0.4%	100.0%
FY14 Total	258,421	25,651	1,647	285,719
FY14 Total %	90.4%	9.0%	0.6%	100.0%

1    Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.

Total assets - Policyholder assets 30 June 2015	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	105	105
Property and equipment	-	-	-	-
Investment property	6,325	-	-	6,325
Loans	-	318	-	318
Financial investments
Debt securities	26,137	-	-	26,137
Equity securities	48,385	-	-	48,385
Other investments	39,638	-	-	39,638
Reinsurance assets	13,766	55	-	13,821
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	1,025	-	1,025
Deferred acquisition costs and other assets	-	59	-	59
Prepayments and accrued income	-	228	-	228
Cash and cash equivalents	6,345	-	-	6,345
Total	140,596	1,685	105	142,386
Total %	98.7%	1.2%	0.1%	100.0%
FY14 Total	77,196	785	100	78,081
FY14 Total %	98.9%	1.0%	0.1%	100.0%

1    Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued
Total assets - Participating fund assets 30 June 2015	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	989	989
Property and equipment	142	2	-	144
Investment property	4,810	-	-	4,810
Loans	571	2,817	-	3,388
Financial investments
Debt securities	88,648	-	-	88,648
Equity securities	16,115	-	-	16,115
Other investments	5,883	-	-	5,883
Reinsurance assets	-	1,757	-	1,757
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	2,042	-	2,042
Deferred acquisition costs and other assets	-	774	-	774
Prepayments and accrued income	-	1,380	-	1,380
Cash and cash equivalents	17,714	-	-	17,714
Total	133,883	8,772	989	143,644
Total %	93.2%	6.1%	0.7%	100.0%
FY14 Total	115,320	8,234	1,020	124,574
FY14 Total %	92.6%	6.6%	0.8%	100.0%

1    Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.

Total assets - Shareholders assets 30 June 2015	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	8,002	-	8,002
Interests in joint ventures and associates	-	-	511	511
Property and equipment	191	55	-	246
Investment property	432	-	-	432
Loans	20,192	223	-	20,415
Financial investments
Debt securities	47,361	-	-	47,361
Equity securities	557	-	-	557
Other investments	2,087	-	-	2,087
Reinsurance assets	7	4,847	-	4,854
Deferred tax assets	-	-	74	74
Current tax assets	-	-	18	18
Receivables and other financial assets	-	5,507	-	5,507
Deferred acquisition costs and other assets	-	4,050	-	4,050
Prepayments and accrued income	-	1,380	-	1,380
Cash and cash equivalents	9,136	-	-	9,136
Total	79,963	24,064	603	104,630
Total %	76.4%	23.0%	0.6%	100.0%
Assets of operations classified as held for sale	9	-	-	9
Total (excluding assets held for sale)	79,954	24,064	603	104,621
Total % (excluding assets held for sale)	76.4%	23.0%	0.6%	100.0%
FY14 Total	65,905	16,632	527	83,064
FY14 Total %	79.4%	20.0%	0.6%	100.0%

1    Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued
Financial instruments (including investment property, derivatives and loans) - fair value hierarchy
The table below categorises the measurement basis for assets carried at fair value into a 'fair value hierarchy' in accordance with fair value methodology disclosed in Note B17 in the condensed consolidated financial statements (IFRS section).

Investment property and financial assets - Total 30 June 2015	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Balance sheet total £m
Investment property	-	-	11,567	11,567	-	-	11,567
Loans	-	988	19,775	20,763	3,358	-	24,121
Debt securities	86,371	62,617	13,158	162,146	-	-	162,146
Equity securities	63,991	-	1,066	65,057	-	-	65,057
Other investments (including derivatives)	36,859	5,945	4,804	47,608	-	-	47,608
Total	187,221	69,550	50,370	307,141	3,358	-	310,499
Total %	60.3%	22.4%	16.2%	98.9%	1.1%	-	100.0%
FY14 Total	135,677	56,322	40,459	232,458	4,365	-	236,823
FY14 Total %	57.3%	23.8%	17.1%	98.2%	1.8%	-	100.0%

At 30 June 2015, the proportion of total investment property, financial investments and loans classified as Level 1 in the fair value hierarchy increased to 60.3% (FY14: 57.3%), mainly driven by the acquisition of Friends Life which had a higher proportion of Level 1 assets. The proportion of Level 2 financial investments was 22.4% (FY14: 23.8%), while those classified as Level 3 represented 16.2% (FY14: 17.1%).

D3 - Analysis of asset quality
The analysis of assets that follows provides information about the assets held by the Group.

D3.1 - Investment property
				30 June 2015			31 December 2014
	Fair value hierarchy				Fair value hierarchy
Investment property - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	-	432	432	-	-	296	296
Vacant investment property/held for capital appreciation	-	-	-	-	-	-	-	-
Total	-	-	432	432	-	-	296	296
Total %	-	-	100.0%	100.0%	-	-	100.0%	100.0%

96.3% (FY14: 96.7%) of total investment property by value is held in unit-linked or participating funds. Shareholder exposure to investment properties is principally through investments in UK and French property.
Investment properties are stated at their market values as assessed by qualified external independent valuers or by local qualified staff of the Group, all with recent relevant experience. The investment properties are valued on an income basis that is based on current rental income plus anticipated uplifts at the next rent review, lease expiry, or break option taking into consideration lease incentives and assuming no further growth in the estimated value of the property. This uplift and the discount rate are derived from rates implied by recent market transactions on similar property. These inputs are deemed unobservable.
100% (FY14: 100%) of shareholder exposure to investment property is leased to third parties under operating leases.

D3 - Analysis of asset quality continued
D3.2 - Loans
The Group loan portfolio is principally made up of:
• Policy loans which are generally collateralised by a lien or charge over the underlying policy;
• Loans and advances to banks, which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities;
• Mortgage loans collateralised by property assets; and
• Other loans, which include loans to brokers and intermediaries.

Loans with fixed maturities, including policy loans, mortgage loans (at amortised cost) and loans and advances to banks, are recognised when cash is advanced to borrowers. These loans are carried at their unpaid principal balances and adjusted for amortisation of premium or discount, non-refundable loan fees and related direct costs. These amounts are deferred and amortised over the life of the loan as an adjustment to loan yield using the effective interest rate method.
For certain mortgage loans, the Group has taken advantage of the fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. The mortgage loans are not traded in active markets. These investments are classified as level 3 as the assumptions used to derive the credit risk, liquidity premium and property risk are not deemed to be market observable.

Loans - Total 30 June 2015	United Kingdom & Ireland £m	Europe £m	Canada £m	Asia £m	Total £m
Policy loans	18	691	-	29	738
Loans and advances to banks	2,763	29	-	-	2,792
Mortgage loans	20,252	1	-	-	20,253
Other loans	202	9	127	-	338
Total	23,235	730	127	29	24,121
Total %	96.4%	3.0%	0.5%	0.1%	100.0%
FY14 Total	24,262	846	122	30	25,260
FY14 Total %	96.0%	3.4%	0.5%	0.1%	100.0%

Loans - Shareholder assets 30 June 2015	United Kingdom & Ireland £m	Europe £m	Canada £m	Asia £m	Total £m
Policy loans	4	7	-	2	13
Loans and advances to banks	549	29	-	-	578
Mortgage loans	19,682	-	-	-	19,682
Other loans	7	8	127	-	142
Total	20,242	44	127	2	20,415
Total %	99.2%	0.2%	0.6%	0.0%	100.0%
FY14 Total	20,481	65	122	2	20,670
FY14 Total %	99.1%	0.3%	0.6%	0.0%	100.0%

The value of the Group's loan portfolio (including Policyholder, Participating Fund and Shareholder assets), at 30 June 2015 stood at £24.1 billion (FY14: £25.3 billion), a decrease of £1.2 billion.
The total shareholder exposure to loans was £20.4 billion (FY14: £20.7 billion), and represented 85% of the total loan portfolio, with the remaining 15% split between participating funds £3.4 billion (FY14: £4.3 billion) and policyholder assets £0.3 billion (FY14: £0.3 billion).
Of the Group's total loan portfolio (including Policyholder, Participating Fund and Shareholder assets), 84% (FY14: 81%) is invested in mortgage loans.

D3 - Analysis of asset quality continued
D3.2 - Loans continued
Mortgage loans - Shareholder assets
30 June 2015	Total £m
Non-securitised mortgage loans
- Residential (Equity release)	4,465
- Commercial	8,395
- Healthcare	4,414
17,274
Securitised mortgage loans	2,408
Total	19,682
FY14 Total	19,918

The Group's mortgage loan portfolio is mainly focused in the UK, across various sectors, including residential loans, commercial loans and government supported healthcare loans. Aviva's shareholder exposure to mortgage loans accounts for 96% of total shareholder asset loans. This section focuses on explaining the shareholder risk within these exposures.

United Kingdom & Ireland
(Non-securitised mortgage loans)
Residential
The UK non-securitised residential mortgage portfolio has a total current value of £4.5 billion (FY14: £4.1 billion). The movement since FY14 is due to £0.5 billion of new loans and accrued interest (net of redemptions), and £0.1 billion of fair value losses. These mortgages are all in the form of equity release, whereby homeowners mortgage their property to release cash equity. Due to the structure of equity release mortgages, whereby interest amounts due are not paid in cash but instead rolled into the amount outstanding, they predominantly have a Loan to Value ("LTV") of below 70%. The average LTV across the portfolio is approximately 27.2% (FY14: 27.2%).

Healthcare
Primary Healthcare & PFI businesses loans included within shareholder assets are £4.4 billion (FY14: £4.6 billion) of which £3.3 billion are secured against primary health care premises (including General Practitioner surgeries), education, social housing and emergency services related premises. A further £1.1 billion are secured against the income from healthcare and educational related premises. For all such loans, government support is provided through either direct funding or reimbursement of rental payments to the tenants to meet income service and provide for the debt to be reduced substantially over the term of the loan. Although the loan principal is not Government guaranteed, the nature of these businesses and premises provides considerable comfort of an ongoing business model and low risk of default.
          On a market value basis, we estimate the average LTV of these mortgages to be 82% (FY14: 92%), although as explained above, we do not consider this to be a key risk indicator. Income support from the Government bodies and the social need for these premises provide sustained income stability. Aviva therefore considers these loans to be lower risk.

Commercial
Gross exposure by loan to value and arrears is shown in the table below.

Shareholder assets

30 June 2015	>120% £m	115-120% £m	110-115% £m	105-110% £m	100-105% £m	95-100% £m	90-95% £m	80-90% £m	70-80% £m	<70% £m	Total £m
Not in arrears	39	7	23	104	603	387	392	1,664	1,221	3,159	7,599
0 - 3 months	-	-	-	-	-	75	-	-	-	-	75
3 - 6 months	-	-	-	-	-	11	-	-	-	-	11
6 - 12 months	-	-	-	-	-	368	-	-	-	-	368
> 12 months	-	-	-	-	-	342	-	-	-	-	342
Total	39	7	23	104	603	1,183	392	1,664	1,221	3,159	8,395

Of the total £8.4 billion of UK non-securitised commercial mortgage loans in the shareholder fund, £8.3 billion are held by our UK Life business, of which £7.5 billion back annuity liabilities, and are stated on a fair value basis. Aviva UK General Insurance hold the remaining £0.1 billion of loans which are stated on an amortised cost basis and are subject to impairment review, using a fair value methodology calibrated to the UK Life approach, adjusted for specific portfolio characteristics. The loan exposures for our UK Life business are calculated on a discounted cash flow basis, and include a risk adjustment through the use of Credit Risk Adjusted Value ("CRAV") methods.

D3 - Analysis of asset quality continued
D3.2 - Loans continued
For the commercial mortgages held by the UK Life and UK General Insurance businesses, loan service collection ratios, a key indicator of mortgage portfolio performance, improved to 1.41x (FY14: 1.31x). Loan Interest Cover ("LIC"), which is defined as the annual net rental income (including rental deposits and less ground rent) divided by the annual loan interest service, also improved to 1.61x (FY14: 1.47x). Average mortgage LTV decreased by 12 percentage points compared to FY14 from 85% to 73% (CRAV) primarily driven by an increase in property values of c6.6% during the period.
Of the £796 million (FY14: £1,492 million) value of loans in arrears included within our shareholder assets, the interest and capital amount in arrears is £119 million.
Commercial mortgages are held at fair value on the asset side of the statement of financial position. Insurance liabilities are valued using a discount rate derived from gross yield on assets, with adjustments to allow for risk. At HY15 this allowance within the liabilities amounted to £0.9 billion (FY14: £0.9 billion).
Of the £7.5 billion mortgages backing annuity liabilities, £0.5 billion of non-performing loans have been treated as property on a look-through basis in arriving at an appropriate valuation discount rate. For the remainder, and the £4.4 billion of Healthcare and PFI mortgages held by Aviva Annuity UK Limited, the valuation allowance (including supplementary allowances) of £0.9 billion equates to 93bps at 30 June 2015 (FY14: 87bps). The total valuation allowance held by Aviva Annuity UK Limited in respect of corporate bonds and mortgages, including Healthcare and PFI mortgages is £1.9 billion (FY14: £1.9 billion) over the remaining term of the UK Life corporate bond and mortgage portfolio. In addition, we hold £47 million (FY14: £56 million) of impairment provisions in our UK General Insurance mortgage portfolio, which is carried at amortised cost.
The UK portfolio remains well diversified in terms of property type, location and tenants as well as the spread of loans written over time. The risks in commercial mortgages are addressed through several layers of protection with the mortgage risk profile being primarily driven by the ability of the underlying tenant rental income to cover loan interest and amortisation. Should any single tenant default on their rental payment, rental from other tenants backing the same loan often ensures the loan interest cover does not fall below 1.0x. Where there are multiple loans to a single borrower further protection may be achieved through cross-charging (or pooling) such that any single loan is also supported by rents received within other pool loans. Additionally, there may be support provided by the borrower of the loan itself and further loss mitigation from any general floating charge held over assets within the borrower companies.
If the LIC cover falls below 1.0x and the borrower defaults then Aviva still retains the option of selling the security or restructuring the loans and benefiting from the protection of the collateral. A combination of these benefits and the high recovery levels afforded by property collateral (compared to corporate debt or other uncollateralised credit exposures) results in the economic exposure being significantly lower than the gross exposure reported above. We will continue to actively manage this position.

Securitised mortgage loans
Funding for the securitised residential mortgage assets of £2.4 billion (FY14: £2.4 billion) was obtained by issuing loan note securities. Of these loan notes approximately £299 million (FY14: £210 million) are held by Group companies. The remainder is held by third parties external to Aviva. As any cash shortfall arising once all mortgages have redeemed is borne by the loan note holders, the majority of the credit risk of these mortgages is borne by third parties. Securitised residential mortgages held are predominantly issued through vehicles in the UK.

D3.3 - Financial investments
				30 June 2015			31 December 2014
Financial Investments - Total	Cost/ amortised cost £m	Unrealised gains £m	Impairment and unrealised losses £m	Fair value £m	Cost/ amortised cost £m	Unrealised gains £m	Impairment and unrealised losses £m	Fair value £m
Debt securities	153,779	12,025	(3,658)	162,146	118,245	14,130	(714)	131,661
Equity securities	61,699	8,601	(5,243)	65,057	29,701	7,114	(1,196)	35,619
Other investments	42,716	6,457	(1,565)	47,608	29,845	5,954	(441)	35,358
Total	258,194	27,083	(10,466)	274,811	177,791	27,198	(2,351)	202,638

During the period, total financial investments increased by £72.2 billion to £274.8 billion (FY14: £202.6 billion), mainly as a result of the acquisition of Friends Life (see note B4) which contributed £81.2 billion to total financial investments as at 30 June 2015, partially offset by negative market and foreign exchange movements. Aviva holds large quantities of high quality bonds, primarily to match our liability to make guaranteed payments to policyholders. Some credit risk is taken, partly to increase returns to policyholders and partly to optimise the risk/return profile for shareholders. The risks are consistent with the products we offer and the related investment mandates, and are in line with our risk appetite.
The Group also holds equities, the majority of which are held in participating funds and policyholder funds, where they form an integral part of the investment expectations of policyholders and follow well-defined investment mandates. Some equities are also held in shareholder funds. The vast majority of equity investments are valued at quoted market prices.

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.1 - Debt securities
	Fair value hierarchy
Debt securities - Shareholder assets 30 June 2015	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	7,341	855	56	8,252
Non-UK Government	2,634	6,156	702	9,492
Europe	2,592	3,380	543	6,515
North America	25	2,142	158	2,325
Asia Pacific & Other	17	634	1	652
Corporate bonds - Public utilities	201	5,324	309	5,834
Corporate convertible bonds	-	43	-	43
Other corporate bonds	1,285	16,717	2,811	20,813
Other	287	1,951	689	2,927
Total	11,748	31,046	4,567	47,361
Total %	24.8%	65.6%	9.6%	100.0%
FY14	10,090	22,865	2,848	35,803
FY14%	28.2%	63.8%	8.0%	100.0%

9.6% (FY14: 8.0%) of shareholder exposure to debt securities is fair valued using models with significant unobservable market parameters (classified as fair value Level 3). Where estimates are used, these are based on a combination of independent third party evidence and internally developed models, calibrated to market observable data where possible.
      24.8% (FY14: 28.2%) of shareholder exposure to debt securities is based on quoted prices in an active market and are therefore classified as fair value Level 1. This decrease largely reflects the acquisition of Friends Life which had a higher proportion of Level 2 shareholder debt securities.
	External ratings
Debt securities - Shareholder assets 30 June 2015	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	-	8,085	51	-	-	109	8,245
UK local authorities	-	-	-	-	-	7	7
Non-UK Government	4,139	3,582	880	885	3	3	9,492
	4,139	11,667	931	885	3	119	17,744
Corporate
Public utilities	-	170	3,725	1,635	30	274	5,834
Convertibles and bonds with warrants	-	-	43	-	-	-	43
Other corporate bonds	2,136	3,124	7,869	4,880	586	2,218	20,813
	2,136	3,294	11,637	6,515	616	2,492	26,690
Certificates of deposits	-	-	12	8	44	-	64
Structured
RMBS1 non-agency ALT A	1	31	4	1	-	-	37
RMBS1 non-agency prime	60	28	33	-	-	-	121
RMBS1 agency	-	-	-	-	-	-	-
	61	59	37	1	-	-	158
CMBS2	205	195	76	43	29	1	549
ABS3	136	294	283	51	18	10	792
CDO (including CLO)4	13	10	-	-	-	-	23
ABCP5	-	-	-	-	-	-	-
	354	499	359	94	47	11	1,364
Wrapped credit	-	14	409	59	43	46	571
Other	13	91	114	323	92	137	770
Total	6,703	15,624	13,499	7,885	845	2,805	47,361
Total %	14.2%	33.0%	28.5%	16.6%	1.8%	5.9%	100.0%
FY14	6,031	11,341	9,792	5,537	291	2,811	35,803
FY14%	16.8%	31.7%	27.3%	15.5%	0.8%	7.9%	100.0%

1    RMBS - Residential Mortgage Backed Security.
2    CMBS - Commercial Mortgage Backed Security.
3    ABS - Asset Backed Security.
4    CDO - Collateralised Debt Obligation, CLO - Collateralised Loan Obligation.
5    ABCP - Asset Backed Commercial Paper.

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.1 - Debt securities continued
During the period, shareholder exposure to debt securities increased by £11.6 billion to £47.4 billion (FY14: £35.8 billion), with the movement mainly driven by the acquisition of Friends Life (see note B4) which contributed £14.1 billion to total debt securities in shareholders' assets as at 30 June 2015, partially offset by negative market and foreign exchange movements. The overall quality of the book remains strong. 37% of shareholder exposure to debt securities is in government holdings (FY14: 46%). Our corporate debt securities portfolio represents 56% (FY14: 49%) of total shareholder debt securities.
The majority of non-rated corporate bonds are held by our businesses in the UK.
        At 30 June 2015, the proportion of our shareholder debt securities that are investment grade increased to 92.3% (FY14: 91.3%). The remaining 7.7% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:
• 1.8% are debt securities that are rated as below investment grade;
• 5.9% are not rated by the major rating agencies.

Of the securities not rated by an external agency most are allocated an internal rating using a methodology largely consistent with that adopted by an external rating agency, and are considered to be of investment grade credit quality; these include £2.6 billion of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade (FY14: £2.5 billion).
The Group has limited shareholder exposure to CDOs, CLOs and 'Sub-prime' debt securities.
Out of the total shareholder asset backed securities (ABS), £765 million (FY14: £611 million) are held by the UK Life business. 96.5% of the Group's shareholder holdings in ABS are investment grade (FY14: 89.6%). ABS which either have a rating below BBB or are not rated represents approximately 0.1% of shareholder exposure to debt securities (FY14: 0.2%).

D3.3.2 - Equity securities
				30 June 2015			31 December 2014
	Fair value hierarchy				Fair value hierarchy
Equity securities - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	23	-	-	23	3	-	-	3
Banks, trusts and insurance companies	107	-	33	140	95	-	38	133
Industrial miscellaneous and all other	199	-	11	210	135	-	12	147
Non-redeemable preferred shares	184	-	-	184	199	-	-	199
Total	513	-	44	557	432	-	50	482
Total %	92.1%	-	7.9%	100.0%	89.6%	-	10.4%	100.0%

92.1% of our shareholder exposure to equity securities is based on quoted prices in an active market and as such is classified as Level 1 (FY14: 89.6%).

D3.3.3 - Other investments
				30 June 2015			31 December 2014
	Fair value hierarchy				Fair value hierarchy
Other investments - Shareholders assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	413	4	68	485	294	4	201	499
Derivative financial instruments	74	1,201	13	1,288	2	1,233	38	1,273
Deposits with credit institutions	93	-	-	93	107	3	-	110
Minority holdings in property management undertakings	-	12	204	216	1	29	115	145
Other	5	-	-	5	5	-	-	5
Total	585	1,217	285	2,087	409	1,269	354	2,032
Total %	28.0%	58.3%	13.7%	100.0%	20.1%	62.5%	17.4%	100.0%

In total 86.3% (FY14: 82.6%) of shareholder other investments are classified as Level 1 or 2 in the fair value hierarchy. Unit trusts and other investment vehicles invest in a variety of assets, which can include cash equivalents, debt, equity and property securities.

D3.3.4 - Available for sale investments - Impairments and duration and amount of unrealised losses
There was no impairment expense for the six months to 30 June 2015 for AFS securities (HY14: £nil).
Total unrealised losses on AFS debt securities, equity securities and other investments at 30 June 2015 were £1 million (HY14: £2 million), £nil (HY14: £nil) and £nil (HY14: £nil) respectively.

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.5 - Exposures to peripheral European countries
Included in our debt securities and other financial assets are exposures to peripheral European countries. All of these assets are valued on a mark to market basis under IAS 39, and therefore our statement of financial position and income statement already reflect any reduction in value between the date of purchase and the balance sheet date. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.
Net of non-controlling interests, our direct shareholder and participating fund asset exposure to the government (and local authorities and agencies) of Italy is £4.3 billion (FY14: £4.9 billion). Gross of non-controlling interests, 94% (FY14: 98%) of our shareholder asset exposure to Italy arises from the investment exposure of our Italian business.

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (net of non-controlling interests, excluding policyholder assets)

	Participating		Shareholder		Total
	30 June 2015 £bn	31 December 2014 £bn	30 June 2015 £bn	31 December 2014 £bn	30 June 2015 £bn	31 December 2014 £bn
Greece	-	-	-	-	-	-
Ireland	0.6	0.6	0.1	0.2	0.7	0.8
Portugal	0.1	0.2	-	-	0.1	0.2
Italy	4.0	4.8	0.3	0.1	4.3	4.9
Spain	0.8	0.9	0.4	0.4	1.2	1.3
Total Greece, Ireland, Portugal, Italy and Spain	5.5	6.5	0.8	0.7	6.3	7.2

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (gross of non-controlling interests, excluding policyholder assets)

	Participating		Shareholder		Total
	30 June 2015 £bn	31 December 2014 £bn	30 June 2015 £bn	31 December 2014 £bn	30 June 2015 £bn	31 December 2014 £bn
Greece	-	-	-	-	-	-
Ireland	0.6	0.6	0.1	0.2	0.7	0.8
Portugal	0.1	0.2	-	-	0.1	0.2
Italy	5.7	6.7	0.4	0.5	6.1	7.2
Spain	1.1	1.2	0.5	0.6	1.6	1.8
Total Greece, Ireland, Portugal, Italy and Spain	7.5	8.7	1.0	1.3	8.5	10.0

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.6 - Non-UK Government debt securities (gross of non-controlling interests)
	Policyholder		Participating		Shareholder		Total
Non-UK Government Debt Securities	30 June 2015 £m	31 December 2014 £m	30 June 2015 £m	31 December 2014 £m	30 June 2015 £m	31 December 2014 £m	30 June 2015 £m	31 December 2014 £m
Austria	8	11	737	705	149	107	894	823
Belgium	39	28	1,208	1,368	207	165	1,454	1,561
France	136	103	10,010	11,182	1,778	1,950	11,924	13,235
Germany	184	142	1,556	1,590	620	591	2,360	2,323
Greece	-	-	-	-	-	-	-	-
Ireland	6	5	543	613	113	155	662	773
Italy	282	330	5,704	6,666	387	485	6,373	7,481
Netherlands	47	43	1,171	1,336	320	414	1,538	1,793
Poland	539	571	739	823	379	443	1,657	1,837
Portugal	1	6	121	173	-	-	122	179
Spain	117	104	1,093	1,263	492	694	1,702	2,061
European Supranational debt	52	61	2,476	2,952	1,579	1,826	4,107	4,839
Other European countries	153	133	1,215	1,040	491	473	1,859	1,646
Europe	1,564	1,537	26,573	29,711	6,515	7,303	34,652	38,551
Canada	55	16	179	164	1,936	2,376	2,170	2,556
United States	294	94	80	48	389	347	763	489
North America	349	110	259	212	2,325	2,723	2,933	3,045
Singapore	15	11	643	598	276	277	934	886
Other	675	493	2,185	1,917	376	63	3,236	2,473
Asia Pacific and other	690	504	2,828	2,515	652	340	4,170	3,359
Total	2,603	2,151	29,660	32,438	9,492	10,366	41,755	44,955

At 30 June 2015, the Group's total non-UK government debt securities stood at £41.8 billion (FY14: £45.0 billion). The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.
Within the overall movement in the period, there was an increase in non-UK government securities (gross of non-controlling interests) of £2.3 billion as a result of the Friends Life acquisition. This was more than offset by adverse movements in market values and foreign exchange rates to give a net reduction of £3.2 billion at the half year.
Our direct shareholder asset exposure to non-UK government debt securities amounts to £9.5 billion (FY14: £10.4 billion). The primary exposures, relative to total shareholder non-UK government debt exposure, are to Canadian (20%), French (19%), German (7%), Spanish (5%), and Italian (4%) government debt securities.
The participating funds exposure to non-UK government debt amounts to £29.7 billion (FY14: £32.4 billion). The primary exposures, relative to total non-UK government debt exposures included within our participating funds, are to the government debt securities of France (34%), Italy (19%), Germany (5%), Belgium (4%), Netherlands (4%) and Spain (4%).

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.7 - Exposure to worldwide bank debt securities

Direct shareholder and participating fund assets exposures to worldwide bank debt securities (net of non-controlling interests, excluding policyholder assets)

	Shareholder assets			Participating fund assets
30 June 2015	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Austria	-	-	-	0.1	-	0.1
France	0.2	-	0.2	2.9	0.7	3.6
Germany	-	-	-	0.6	0.5	1.1
Ireland	-	-	-	-	-	-
Italy	0.1	-	0.1	0.3	-	0.3
Netherlands	0.3	0.2	0.5	1.2	0.3	1.5
Spain	0.6	-	0.6	0.6	0.1	0.7
United Kingdom	1.7	0.7	2.4	1.2	1.0	2.2
United States	0.9	0.2	1.1	1.3	0.1	1.4
Other	0.7	0.2	0.9	3.2	0.4	3.6
Total	4.5	1.3	5.8	11.4	3.1	14.5
FY14 Total	2.9	0.8	3.7	10.4	2.9	13.3

Net of non-controlling interests, our direct shareholder exposure to worldwide debt bank securities increased by £2.1 billion, with the movement principally driven by the Friends Life acquisition.
Net of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £5.8 billion. The majority of our holding (78%) is in senior debt. The primary exposures are to UK (41%), US (19%) and Spanish (10%) banks.
Net of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £14.5 billion. The majority of the exposure (79%) is in senior debt. Participating funds are the most exposed to French (25%), UK (15%), Dutch (10%) and US (10%) banks.

Direct shareholder and participating fund assets exposures to worldwide bank debt securities (gross of non-controlling interests, excluding policyholder assets)

	Shareholder assets			Participating fund assets
30 June 2015	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Austria	-	-	-	0.1	-	0.1
France	0.2	0.1	0.3	3.3	0.7	4.0
Germany	-	-	-	0.6	0.5	1.1
Ireland	-	-	-	-	-	-
Italy	0.1	-	0.1	0.4	-	0.4
Netherlands	0.3	0.2	0.5	1.3	0.3	1.6
Spain	0.8	-	0.8	0.8	0.1	0.9
United Kingdom	1.7	0.7	2.4	1.3	1.0	2.3
United States	1.0	0.2	1.2	1.4	0.1	1.5
Other	0.8	0.2	1.0	3.5	0.5	4.0
Total	4.9	1.4	6.3	12.7	3.2	15.9
FY14 Total	3.1	0.8	3.9	11.8	3.1	14.9

Gross of non-controlling interests, our direct shareholder exposure to worldwide bank debt securities increased by £2.4 billion, with the movement principally driven by the Friends Life acquisition.
Gross of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £6.3 billion. The majority of our holding (78%) is in senior debt. The primary exposures are to UK (38%), US (19%) and Spanish (13%) banks.
Gross of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £15.9 billion. The majority of the exposure (80%) is in senior debt. Participating funds are the most exposed to French (25%), UK (14%), Dutch (10%) and US (9%) banks.

D4 - Pension fund assets
In addition to the assets recognised directly on the Group's statement of financial position outlined in the disclosures above, the Group is also exposed to the "Scheme assets" that are shown net of the present value of scheme liabilities within the IAS 19 net pension surplus. Pension surpluses are included within other assets and pension deficits are recognised within provisions in the Group's consolidated statement of financial position. Refer to Note B15 for details on the schemes' surpluses and deficits.
Scheme assets are stated at their fair values. Total scheme assets in the UK, Ireland and Canada are comprised as follows:

	30 June 2015				31 December 2014
	UK £m	Ireland £m	Canada £m	Total £m	UK £m	Ireland £m	Canada £m	Total £m
Bonds
Fixed interest	5,210	198	127	5,535	5,519	213	130	5,862
Index-linked	6,033	108	-	6,141	5,568	122	-	5,690
Equities	270	-	-	270	98	-	-	98
Property	342	9	-	351	328	9	-	337
Pooled investment vehicles	2,759	139	110	3,008	2,010	137	110	2,257
Derivatives	202	-	-	202	584	1	-	585
Cash and other1	1,542	-	13	1,555	626	1	18	645
Total fair value of scheme assets	16,358	454	250	17,062	14,733	483	258	15,474
Less: consolidation elimination for non-transferable Group insurance policy2	(606)	-	-	(606)	-	-	-	-
Total IAS 19 fair value of scheme assets	15,752	454	250	16,456	14,733	483	258	15,474

Total scheme assets are analysed by those that have a quoted market price in an active market and those that do not as follows:

	30 June 2015			31 December 2014
	Total Quoted £m	Total Unquoted £m	Total £m	Total Quoted £m	Total Unquoted £m	Total £m
Bonds
Fixed interest	2,510	3,025	5,535	2,907	2,955	5,862
Index-linked	5,669	472	6,141	5,240	450	5,690
Equities	246	24	270	74	24	98
Property	-	351	351	-	337	337
Pooled investment vehicles	132	2,876	3,008	130	2,127	2,257
Derivatives	14	188	202	(22)	607	585
Cash and other1	671	884	1,555	432	213	645
Total fair value of scheme assets	9,242	7,820	17,062	8,761	6,713	15,474
Less: consolidation elimination for non-transferable Group insurance policy2	-	(606)	(606)	-	-	-
Total IAS 19 fair value of scheme assets	9,242	7,214	16,456	8,761	6,713	15,474

1 Cash and other assets comprise cash at bank, insurance policies, receivables and payables.
2   Friends Provident Pension Scheme assets are included in the UK balances. As at 30 June 2015, the Friends Provident Pension Scheme's cash and other balance includes an insurance policy of £606 million issued by a Group company that is not transferable under IAS
     19 and is consequently eliminated from the Group's IAS 19 scheme assets.

Risk management and asset allocation strategy
The long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes. To meet these objectives, each scheme's assets are invested in a portfolio, which for the UK schemes consist primarily (approximately 70%) of debt securities. The investment strategy will continue to evolve over time and is expected to match the liability profile increasingly closely with swap overlays to improve interest rate and inflation matching. The schemes are generally matched to interest rate on the funding basis.

Main UK Scheme
The Company works closely with the trustee, who is required to consult it on the investment strategy.
Interest rate and inflation risks are managed using a combination of liability-matching assets and swaps. Exposure to equity risk has been reducing over time and credit risk is managed within risk appetite. Currency risk is relatively small and is largely hedged. The other principal risk is longevity risk. In 2014, the Aviva Staff Pension Scheme entered into a longevity swap covering approximately £5 billion of pensioner in payment scheme liabilities transferring longevity risk to external reinsurers.

Other schemes
The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme.

D5 - Available funds
To ensure access to liquidity as and when needed, the Group maintains £1.7 billion of undrawn committed central borrowing facilities with various highly rated banks, £0.75 billion of which is allocated to support the credit ratings of Aviva plc's commercial paper programmes. The expiry profile of the undrawn committed central borrowing facilities is as follows:

	30 June 2015 £m	31 December 2014 £m
Expiring within one year	700	350
Expiring beyond one year	950	1,100
Total	1,650	1,550

D6 - Guarantees
As a normal part of their operating activities, various Group companies have given guarantees and options, including investment return guarantees, in respect of certain long-term insurance and fund management products.
For the UK Life with-profit business, provisions in respect of these guarantees and options are calculated on a market consistent basis, in which stochastic models are used to evaluate the level of risk (and additional cost) under a number of economic scenarios, which allow for the impact of volatility in both interest rates and equity prices. For UK Life non-profit business, provisions are generally calculated on a deterministic basis but do not materially differ from those determined on a market consistent basis.
In all other businesses, provisions for guarantees and options are calculated on a local basis with sensitivity analysis undertaken where appropriate to assess the impact on provisioning levels of a movement in interest rates and equity levels (typically a 1% decrease in interest rates and 10% decline in equity markets).

VNB & sales analysis

VNB & sales analysis

E1 - Trend analysis of VNB - cumulative
							Growth1 on 2Q14
Gross of tax and non-controlling interests	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	2Q15 YTD £m	Sterling %	Constant currency %
United Kingdom2	89	177	297	473	103	253	43%	43%
Ireland	3	6	6	9	3	7	5%	17%
United Kingdom & Ireland	92	183	303	482	106	260	42%	42%
France	54	110	156	205	56	98	(11%)	(1%)
Poland3	21	34	46	64	15	30	(11%)	(1%)
Italy - excluding Eurovita	15	26	41	63	19	39	49%	66%
Spain - excluding CxG	6	14	19	30	6	13	(12%)	(2%)
Turkey4	6	14	23	30	6	12	(14%)	(6%)
Europe	102	198	285	392	102	192	(4%)	7%
Asia5 - excluding South Korea	29	61	92	122	36	76	24%	18%
Aviva Investors6	-	2	5	9	3	6	-	-
Value of new business - excluding Eurovita, CxG & South Korea	223	444	685	1,005	247	534	20%	25%
Eurovita, CxG & South Korea	1	-	1	4	-	-	-	-
Total value of new business	224	444	686	1,009	247	534	20%	25%

1    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2    United Kingdom includes Friends UK from 10 April 2015.
3    Poland includes Lithuania.
4    The shareholding of Aviva's minority interest in our Turkish joint venture reduced from 49.8% to 41.3% on 13 November 2014 through an initial public offering.
5    Asia includes FPI from 10 April 2015.
6    The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E2 - Trend analysis of VNB - discrete
							Growth1 on 2Q14
Gross of tax and non-controlling interests	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	2Q15 Discrete £m	Sterling %	Constant currency %
United Kingdom2	89	88	120	176	103	150	71%	71%
Ireland	3	3	-	3	3	4	17%	30%
United Kingdom & Ireland	92	91	120	179	106	154	69%	70%
France	54	56	46	49	56	42	(25%)	(17%)
Poland3	21	13	12	18	15	15	19%	31%
Italy - excluding Eurovita	15	11	15	22	19	20	75%	93%
Spain - excluding CxG	6	8	5	11	6	7	(22%)	(14%)
Turkey4	6	8	9	7	6	6	(26%)	(19%)
Europe	102	96	87	107	102	90	(7%)	2%
Asia5 - excluding South Korea	29	32	31	30	36	40	27%	21%
Aviva Investors6	-	2	3	4	3	3	-	-
Value of new business - excluding Eurovita, CxG & South Korea	223	221	241	320	247	287	30%	35%
Eurovita, CxG & South Korea	1	(1)	1	3	-	-	-	-
Total value of new business	224	220	242	323	247	287	31%	35%

1    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2    United Kingdom includes Friends UK from 10 April 2015.
3    Poland includes Lithuania.
4    The shareholding of Aviva's minority interest in our Turkish joint venture reduced from 49.8% to 41.3% on 13 November 2014 through an initial public offering.
5    Asia includes FPI from 10 April 2015.
6    The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E3 - Trend analysis of PVNBP - cumulative
							Growth2 on 2Q14
Present value of new business premiums1	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	2Q15 YTD £m	Sterling %	Constant currency %
United Kingdom3	2,931	6,052	9,098	12,009	2,445	7,071	17%	17%
Ireland	105	196	291	435	132	270	38%	54%
United Kingdom & Ireland	3,036	6,248	9,389	12,444	2,577	7,341	18%	18%
France	1,310	2,427	3,538	4,633	1,319	2,553	5%	17%
Poland4	234	332	429	573	110	218	(34%)	(27%)
Italy - excluding Eurovita	698	1,440	2,060	2,473	603	1,116	(23%)	(14%)
Spain - excluding CxG	270	536	743	1,054	224	363	(32%)	(25%)
Turkey5	110	231	348	495	134	251	8%	18%
Europe	2,622	4,966	7,118	9,228	2,390	4,501	(9%)	1%
Asia6 - excluding South Korea	421	867	1,357	1,854	623	1,449	67%	61%
Aviva Investors7	5	257	562	881	366	761	195%	195%
Total - excluding Eurovita, CxG & South Korea	6,084	12,338	18,426	24,407	5,956	14,052	14%	19%
Eurovita, CxG & South Korea	136	292	307	321	-	-	-	-
Total	6,220	12,630	18,733	24,728	5,956	14,052	11%	16%

1    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.
2    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3    United Kingdom includes Friends UK from 10 April 2015.
4    Poland includes Lithuania.
5    The shareholding of Aviva's minority interest in our Turkish joint venture reduced from 49.8% to 41.3% on 13 November 2014 through an initial public offering.
6    Asia includes FPI from 10 April 2015.
7    The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E4 - Trend analysis of PVNBP - discrete
							Growth2 on 2Q14
Present value of new business premiums1	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	2Q15 Discrete £m	Sterling %	Constant currency %
United Kingdom3	2,931	3,121	3,046	2,911	2,445	4,626	48%	48%
Ireland	105	91	95	144	132	138	53%	69%
United Kingdom & Ireland	3,036	3,212	3,141	3,055	2,577	4,764	48%	49%
France	1,310	1,117	1,111	1,095	1,319	1,234	11%	22%
Poland4	234	98	97	144	110	108	10%	20%
Italy - excluding Eurovita	698	742	620	413	603	513	(31%)	(24%)
Spain - excluding CxG	270	266	207	311	224	139	(48%)	(42%)
Turkey5	110	121	117	147	134	117	(4%)	6%
Europe	2,622	2,344	2,152	2,110	2,390	2,111	(10%)	(1%)
Asia6 - excluding South Korea	421	446	490	497	623	826	85%	77%
Aviva Investors7	5	252	305	319	366	395	56%	56%
Total - excluding Eurovita, CxG & South Korea	6,084	6,254	6,088	5,981	5,956	8,096	29%	34%
Eurovita, CxG & South Korea	136	156	15	14	-	-	-	-
Total	6,220	6,410	6,103	5,995	5,956	8,096	26%	31%

1    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.
2    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3    United Kingdom includes Friends UK from 10 April 2015.
4    Poland includes Lithuania.
5    The shareholding of Aviva's minority interest in our Turkish joint venture reduced from 49.8% to 41.3% on 13 November 2014 through an initial public offering.
6    Asia includes FPI from 10 April 2015.
7    The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E5 - Trend analysis of PVNBP by product - cumulative
							Growth2 on 2Q14
Present value of new business premiums1	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	2Q15 YTD £m	Sterling %	Constant currency %
Pensions	1,328	2,794	4,081	5,803	1,319	3,897	39%	39%
Annuities	500	935	1,656	1,948	136	777	(17%)	(17%)
Bonds	45	87	135	174	39	80	(7%)	(7%)
Protection	297	568	862	1,103	268	712	25%	25%
Equity release	117	257	462	696	206	458	78%	78%
Other3	644	1,411	1,902	2,285	477	1,147	(19%)	(19%)
United Kingdom4	2,931	6,052	9,098	12,009	2,445	7,071	17%	17%
Ireland	105	196	291	435	132	270	38%	54%
United Kingdom & Ireland	3,036	6,248	9,389	12,444	2,577	7,341	18%	18%
Savings	1,232	2,278	3,347	4,368	1,224	2,389	5%	17%
Protection	78	149	191	265	95	164	10%	22%
France	1,310	2,427	3,538	4,633	1,319	2,553	5%	17%
Pensions	302	465	631	904	192	356	(24%)	(16%)
Savings	890	1,819	2,583	3,182	754	1,330	(27%)	(18%)
Annuities	2	2	3	5	-	1	(77%)	(75%)
Protection	118	253	363	504	125	261	3%	15%
Poland5 , Italy5 , Spain5 and Turkey6	1,312	2,539	3,580	4,595	1,071	1,948	(23%)	(15%)
Europe	2,622	4,966	7,118	9,228	2,390	4,501	(9%)	1%
Asia5	421	867	1,357	1,854	623	1,449	67%	61%
Aviva Investors7	5	257	562	881	366	761	195%	195%
Total - excluding Eurovita, CxG & South Korea	6,084	12,338	18,426	24,407	5,956	14,052	14%	19%
Eurovita, CxG & South Korea	136	292	307	321	-	-	-	-
Total	6,220	12,630	18,733	24,728	5,956	14,052	11%	16%

1    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.
2    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3    Other UK business includes UK Retail Fund Management and UK long term health business. UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.
4    United Kingdom includes Friends UK from 10 April 2015.
5    Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG. Asia includes FPI from 10 April 2015 and excludes South Korea.
6    The shareholding of Aviva's minority interest in our Turkish joint venture reduced from 49.8% to 41.3% on 13 November 2014 through an initial public offering.
7    The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E6 - Trend analysis of PVNBP by product - discrete
							Growth2 on 2Q14
Present value of new business premiums1	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	2Q15 Discrete £m	Sterling %	Constant currency %
Pensions	1,328	1,466	1,287	1,722	1,319	2,578	76%	76%
Annuities	500	435	721	292	136	641	47%	47%
Bonds	45	42	48	39	39	41	(2%)	(2%)
Protection	297	271	294	241	268	444	64%	64%
Equity release	117	140	205	234	206	252	80%	80%
Other3	644	767	491	383	477	670	(13%)	(13%)
United Kingdom4	2,931	3,121	3,046	2,911	2,445	4,626	48%	48%
Ireland	105	91	95	144	132	138	53%	69%
United Kingdom & Ireland	3,036	3,212	3,141	3,055	2,577	4,764	48%	49%
Savings	1,232	1,046	1,069	1,021	1,224	1,165	11%	23%
Protection	78	71	42	74	95	69	(4%)	6%
France	1,310	1,117	1,111	1,095	1,319	1,234	11%	22%
Pensions	302	163	166	273	192	164	-	9%
Savings	890	929	764	599	754	576	(38%)	(31%)
Annuities	2	-	1	2	-	1	-	-
Protection	118	135	110	141	125	136	2%	12%
Poland5 , Italy5 , Spain5 and Turkey6	1,312	1,227	1,041	1,015	1,071	877	(29%)	(21%)
Europe	2,622	2,344	2,152	2,110	2,390	2,111	(10%)	(1%)
Asia5	421	446	490	497	623	826	85%	77%
Aviva Investors7	5	252	305	319	366	395	56%	56%
Total - excluding Eurovita, CxG & South Korea	6,084	6,254	6,088	5,981	5,956	8,096	29%	34%
Eurovita, CxG & South Korea	136	156	15	14	-	-	-	-
Total	6,220	6,410	6,103	5,995	5,956	8,096	26%	31%

1    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.
2    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3    Other UK business includes UK Retail Fund Management and UK long term health business. UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.
4    United Kingdom includes Friends UK from 10 April 2015.
5    Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG. Asia includes FPI from 10 April 2015 and excludes South Korea.
6    The shareholding of Aviva's minority interest in our Turkish joint venture reduced from 49.8% to 41.3% on 13 November 2014 through an initial public offering.
7    The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E7 - Geographical analysis of regular and single premiums
						Regular premiums			Single premiums
	6 months 2015 £m	Constant currency growth1	WACF	Present value £m	6 months 2014 £m	WACF	Present value £m	6 months 2015 £m	6 months 2014 £m	Constant currency growth1
United Kingdom2	633	27%	5.5	3,462	499	5.0	2,513	3,609	3,539	2%
Ireland	12	7%	6.4	77	13	5.2	67	193	129	67%
United Kingdom & Ireland	645	27%	5.5	3,539	512	5.0	2,580	3,802	3,668	4%
France	45	6%	9.1	409	47	8.1	383	2,144	2,044	17%
Poland3	20	(26%)	7.5	149	29	9.5	275	69	57	34%
Italy - excluding Eurovita	7	(73%)	6.7	47	27	5.3	143	1,069	1,297	(8%)
Spain - excluding CxG	17	(5%)	6.4	108	20	5.7	113	255	423	(33%)
Turkey4	51	3%	4.0	203	54	3.7	201	48	30	76%
Europe	140	(13%)	6.5	916	177	6.3	1,115	3,585	3,851	4%
Asia5 - excluding South Korea	155	39%	6.7	1,035	106	6.6	699	414	168	138%
Aviva Investors6	-	-	-	-	-	-	-	761	257	195%
Total - excluding Eurovita, CxG & South Korea	940	20%	5.8	5,490	795	5.5	4,394	8,562	7,944	14%
Eurovita, CxG & South Korea	-	-	-	-	32	3.9	124	-	168	-
Total	940	15%	5.8	5,490	827	5.5	4,518	8,562	8,112	11%

1    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2    United Kingdom includes Friends UK from 10 April 2015.
3    Poland includes Lithuania.
4    The shareholding of Aviva's minority interest in our Turkish joint venture reduced from 49.8% to 41.3% on 13 November 2014 through an initial public offering.
5    Asia includes FPI from 10 April 2015.
6    The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E8 - Trend analysis of investment sales - cumulative
							Growth2 on 2Q14
Investment sales1	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	2Q15 YTD £m	Sterling %	Constant currency %
United Kingdom & Ireland3	486	1,043	1,405	1,742	271	710	(32%)	(32%)
Aviva Investors4	730	1,616	2,195	3,089	1,073	2,102	30%	40%
Asia5	36	75	110	146	41	78	5%	2%
Total investment sales	1,252	2,734	3,710	4,977	1,385	2,890	6%	10%

1    Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3    Some of UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business in 2014. 2014 Investment sales are included at the same amount in UK Life 2014 PVNBP. 2Q15 YTD investment sales of £710 million are equivalent to £774 million on a PVNBP basis following a change in the capitalisation factor of regular premiums.

4    The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014. YTD investment sales of £250 million for 2Q14, £549 million for 3Q14, £864 million for 4Q14, £362 million for 1Q15 and £755 million for 2Q15 are also included in Aviva Investors' PVNBP at the same level following the extension of MCEV covered business.

5 Some of Asia investment sales are also reported in Asia PVNBP following an extension of MCEV covered business in 2015.

E9 - Trend analysis of investment sales - discrete
							Growth2 on 2Q14
Investment sales1	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	2Q15 Discrete £m	Sterling %	Constant currency %
United Kingdom & Ireland3	486	557	362	337	271	439	(21%)	(21%)
Aviva Investors4	730	886	579	894	1,073	1,029	16%	23%
Asia5	36	39	35	36	41	37	(6%)	(9%)
Total investment sales	1,252	1,482	976	1,267	1,385	1,505	2%	5%

1    Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3    Some of UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business in 2014. 2014 Investment sales are included at the same amount in UK Life 2014 PVNBP. 1Q15 investment sales of £271 million and
      Q215 investment sales of £439 million are equivalent to £295 million and £479 million respectively on a PVNBP basis following a change in the capitalisation factor of regular premiums.

4    The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014. Discrete investment sales of £250 million for 2Q14, £299 million for 3Q14, £315 million for 4Q14, £362 million for 1Q15 and £393 million for 2Q15 are also included in Aviva Investors' PVNBP at the same level following the extension of MCEV covered business.

5 Some of Asia investment sales are also reported in Asia PVNBP following an extension of MCEV covered business in 2015.

E10 - Geographical analysis of regular and single premiums - investment sales
			Regular			Single	PVNBP
Investment sales1	6 months 2015 £m	6 months 2014 £m	Constant currency growth2	6 months 2015 £m	6 months 2014 £m	Constant currency growth2	Constant currency growth2
United Kingdom & Ireland3	13	12	5%	697	1,031	(32%)	(32%)
Aviva Investors4	3	3	4%	2,099	1,613	40%	40%
Asia5	-	-	-	78	75	2%	2%
Total investment sales	16	15	5%	2,874	2,719	10%	10%

1    Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3    Some of UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business in 2014. 2014 Investment sales are included at the same amount in UK Life 2014 PVNBP. 2Q15 YTD investment sales of £710 million are equivalent to £774 million on a PVNBP basis following a change in the capitalisation factor of regular premiums.

4    The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014. YTD investment sales of £250 million for 2Q14, £549 million for 3Q14, £864 million for 4Q14, £362 million for 1Q15 and £755 million for 2Q15 are also included in Aviva Investors' PVNBP at the same level following the extension of MCEV covered business.

5 Some of Asia investment sales are also reported in Asia PVNBP following an extension of MCEV covered business in 2015.

E11 - Trend analysis of general insurance and health net written premiums - cumulative
							Growth1 on 2Q14
	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	2Q15 YTD £m	Sterling %	Constant currency %
General insurance
United Kingdom	845	1,836	2,742	3,663	855	1,851	1%	1%
Ireland	65	136	205	272	63	134	(1%)	10%
United Kingdom & Ireland	910	1,972	2,947	3,935	918	1,985	1%	1%
Europe	440	747	999	1,313	399	674	(10%)	1%
Canada	426	1,026	1,584	2,104	409	1,013	(1%)	1%
Asia	3	7	10	13	3	6	(8%)	(10%)
Other	4	5	5	7	-	-	(97%)	(97%)
	1,783	3,757	5,545	7,372	1,729	3,678	(2%)	1%
Health insurance
United Kingdom2	144	302	394	518	158	315	4%	4%
Ireland	33	47	65	93	28	42	(10%)	-
United Kingdom & Ireland	177	349	459	611	186	357	2%	4%
Europe	94	138	182	243	89	128	(8%)	3%
Asia3	29	45	61	74	33	55	21%	19%
	300	532	702	928	308	540	1%	5%
Total	2,083	4,289	6,247	8,300	2,037	4,218	(2%)	2%

1    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2    These premiums are also reported in UK Life PVNBP following the extension of MCEV covered business in 2014. 1Q14 NWP of £144 million, 2Q14 YTD NWP of £302 million, 3Q14 YTD NWP of £394 million, 4Q14 YTD NWP of £518 million, 1Q15 NWP of £158 million and 2Q15 YTD NWP of £315 million are equivalent to £158 million, £368 million, £497 million, £542 million, £182 million and £373 million on a PVNBP basis respectively.

3    Singapore long term health business is also reported in Asia PVNBP following the extension of MCEV covered business in 2014. For Singapore long term health business, 1Q14 NWP of £5 million, 2Q14 YTD NWP of £9 million, 3Q14 YTD NWP of £15 million,
      4Q14 YTD NWP of £22 million, 1Q15 NWP of £10 million and 2Q15 YTD NWP of £23 million are equivalent to £37 million, £87 million, £130 million, £183 million, £48 million and £120 million on a PVNBP basis respectively.

E12 - Trend analysis of general insurance and health net written premiums - discrete
							Growth1 on 2Q14
	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	2Q15 Discrete £m	Sterling %	Constant currency %
General insurance
United Kingdom	845	991	906	921	855	996	-	-
Ireland	65	71	69	67	63	71	-	11%
United Kingdom & Ireland	910	1,062	975	988	918	1,067	-	1%
Europe	440	307	252	314	399	275	(10%)	(1%)
Canada	426	600	558	520	409	604	1%	3%
Asia	3	4	3	3	3	3	-	(3%)
Other	4	1	-	2	-	-	(86%)	(86%)
	1,783	1,974	1,788	1,827	1,729	1,949	(1%)	1%
Health insurance
United Kingdom2	144	158	92	124	158	157	(1%)	(1%)
Ireland	33	14	18	28	28	14	6%	16%
United Kingdom & Ireland	177	172	110	152	186	171	(1%)	-
Europe	94	44	44	61	89	39	(13%)	(5%)
Asia3	29	16	16	13	33	22	34%	30%
	300	232	170	226	308	232	(1%)	1%
Total	2,083	2,206	1,958	2,053	2,037	2,181	(1%)	1%

1    Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2    These premiums are also reported in UK Life PVNBP following the extension of MCEV covered business in 2014. 1Q14 NWP of £144 million, 2Q14 NWP of £158 million, 3Q14 NWP of £92 million, 4Q14 NWP of £124 million, 1Q15 NWP of £158 million and 2Q15 NWP of £157 million are equivalent to £158 million, £210 million, £129 million, £45 million, £182 million and £191 million on a PVNBP basis respectively.

3    Singapore long term health business is also reported in Asia PVNBP following the extension of MCEV covered business in 2014. For Singapore long term health business, 1Q14 NWP of £5 million, 2Q14 NWP of £4 million, 3Q14 NWP of £6 million, 4Q14 NWP of £7 million, 1Q15 NWP of £10 million and 2Q15 NWP of £13 million are equivalent to £37 million, £50 million, £43 million, £53 million, £48 million and £72 million on a PVNBP basis respectively.

End of part 4 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 06 August, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary